Exhibit 14.1

TeleHealthCare, Inc.

CODE OF BUSINESS ETHICS AND CONDUCT

Overview

Policy Statement

TeleHealthCare is committed to complying with all applicable laws and regulations and to adhering to the highest ethical standards in the conduct of its business. This is not just a matter of being a good corporate citizen. It is essential to the long-term interests of our employees and stockholders. TeleHealthCare's business is subject to oversight by numerous federal and state government entities. The number of laws, regulations and other legal requirements that affect the Company's business will undoubtedly increase. These changes will also create new challenges as we adapt ourselves and our business to new situations. In light of these challenges, it is absolutely necessary that we have a central set of guiding principles to act as a legal and ethical compass for our employees. This Code of Business Ethics and Conduct is intended to provide that compass.

The principles set forth in this Code of Business Ethics and Conduct represent a broad outline of the standards of business conduct which TeleHealthCare expects its employees to follow. This Code cannot cover every situation which employees may confront in the day-to-day conduct of business. Additionally, under certain circumstances local country law may establish requirements that differ from this Code. TeleHealthCare employees worldwide are expected to comply with all local country laws and TeleHealthCare business conduct policies in the area in which they are conducting business. In the final analysis, the Company must rely on the individual judgment and personal ethical standards of each of its employees and representatives to maintain our standard of honesty and integrity. TeleHealthCare demands strict adherence to the letter and spirit of all laws and regulations applicable to the conduct of its business. It also demands the highest standards of integrity and ethical behavior from its employees and representatives

It is essential that we all keep an eye out for possible infringements of TeleHealthCare’s business ethics—whether these infringements occur in dealings with the government or private sector, and whether they occur because of oversight or intention. If you have a question about how to apply this Code in a specific situation or about a possible violation, you should consult with the Human Resources Department or the Company’s Code of Conduct Officer. Contact information for individuals in these departments is available in Appendix A.

Training and Education Programs

Training and education on this Code will be provided for all TeleHealthCare employees and members of our Board of Directors. All employees and Board members will be required to sign an Acknowledgement Form indicating their receipt, understanding and acceptance of the terms of this Code. Periodically, employees may be requested and required to acknowledge their understanding of this Code and any subsequent amendments. Participation in any mandatory training and acknowledgement of this Code is a condition of continued employment by TeleHealthCare.

Applicability

This Code applies to all directors, officers and employees of TeleHealthCare. This Code also applies, as appropriate, to our consultants, agents and other representatives.

Waivers

Any waiver of any provision of this Code for a member of the Board of Directors or an executive officer must be approved by the Audit Committee of the Board of Directors and promptly disclosed as required by law or stock exchange regulation. Any waiver of any provision of this Code with respect to any other employee, agent or contractor must be approved by the Code of Conduct Officer.

Disciplinary Action

It is the responsibility of every employee to conduct the Company’s business in conformity with the law and the basic principles set forth in this Corporate Code. Adherence to the principles set forth in this Code is essential to our objective of maintaining the confidence and support of our customers, business partners, governmental agencies, stockholders, and the communities in which we work and live. Disciplinary action, as appropriate but up to and including termination, shall be taken for conduct that violates applicable laws or regulations or this Code. Discipline may extend, as appropriate, to individuals responsible for the failure to prevent, detect or report a violation.

Reporting and Managing Suspected Violations

Reporting of Violations

Directors, officers and employees shall report any conduct which they believe in good faith to be a violation or apparent violation of this Code. These persons are encouraged to talk to supervisors, the Code of Conduct Officer, or Human Resources about observed illegal or unethical behavior and, when in doubt, about the best course of action in a particular situation. The Company prohibits retaliation for reports of misconduct by others made in good faith by employees. Directors, officers and employees are expected to cooperate in internal investigations of misconduct.

Directors, officers and employees are expected to act proactively, raising concerns about ethical issues, violations of this Code, or governmental rules, laws and regulations. All reports are taken seriously. Each allegation is investigated and, if substantiated, resolved through appropriate corrective action and / or discipline. If an individual making such allegations chooses to identify him or herself, he or she will be provided with feedback when the Code of Conduct Officer has completed his/her review.

If you feel uncomfortable reporting directly or you wish to remain anonymous, you may report the incident to the Code of Conduct Officer in writing anonymously.

No individual who in good faith reports suspected wrongdoing shall be subject to retaliation or discipline for having done so. If a reporting individual is directly involved in a violation of this Code, the fact that he or she reported the violation will be given appropriate consideration in any resulting disciplinary action. Failure to report wrongdoing of which an individual has knowledge may, by itself, be a basis for disciplinary action, up to and including termination for cause.

Responding to Violations

If a violation of any applicable law or regulation relating to the conduct of our business or of this Code is reported or detected, we will take all reasonable steps to respond appropriately to the violation and to prevent further similar violations. When the Code of Conduct Officer or appropriate department manager receives information regarding a possible violation of any applicable law or regulation, he/she shall take appropriate steps to examine information and conduct the investigation necessary to determine whether an actual violation has occurred. If a violation has occurred, the Code of Conduct Officer or the Board of Directors, as appropriate, will ensure that appropriate disciplinary action is taken and will consider necessary modifications to our compliance procedures to diminish the chances of recurring violations. Disciplinary action may extend, as appropriate, up to and including discipline or termination of any employee that has participated in the violation.

Retaliation is Prohibited

The Company will not tolerate retaliation against any person who, in good faith, reports any suspected violation of this Code or participates in any investigation of the matter. In the event that any employee believes that he/she has been subject to any such retaliation, that employee should immediately report that matter to Human Resources or the Code of Conduct Officer. Any such report of retaliation will also be immediately investigated, and appropriate remedial action will be taken.

Ensuring a Professional Working Environment

The following is a brief description of key issues relating to employees and our relationships while at work. The Company has detailed policies on these matters. Please refer to the TeleHealthCare Employee Handbook.

Equal Opportunity

TeleHealthCare encourages a creative, diverse and supportive work environment and bases all employment decisions on the principles of equal employment opportunity. TeleHealthCare managers are expected to make all employment decisions based on merit, experience and sound business reasons. TeleHealthCare policy prohibits discrimination on the basis of sex, race, religion, color, national origin or ancestry, disability, medical condition, marital or veteran status, age, sexual orientation or any other basis protected by law in every jurisdiction that we operate. It is the responsibility of all TeleHealthCare employees to conform to this policy.

This policy applies to all employees, applicants for employment, or others who may be present in the workplace. Any person who feels he or she has been discriminated against, or feels he or she has witnessed such action, is strongly encouraged to report the incident.

Harassment

TeleHealthCare strives to maintain a workplace free from harassment and where all employees are treated with respect. TeleHealthCare’s policy prohibits harassment on the basis of sex, race, religion, color, national origin or ancestry, disability, medical condition, marital or veteran status, age, sexual orientation or any other basis protected by law in every jurisdiction that we operate.

Harassing behavior will not be tolerated. Harassment includes unwelcome conduct of a verbal or physical nature, when such conduct has the purpose or effect of creating an intimidating, hostile or offensive working environment as defined by law, has the purpose or effect of unreasonably interfering with an individual’s work performance, or adversely affects an individual’s employment opportunities. Examples of improper harassment include:

  Verbal harassment: epithets, derogatory comments, slurs or innuendos
  Visual harassment: derogatory, offensive or graphic written, printed or electronic materials
  Physical harassment: unwelcome touching or physical interference
  Sexual harassment: unwanted sexual advances such as repeated requests for dates, leering, making sexual gestures or displaying sexually suggestive objects or pictures, requests for sexual favors, or other verbal or physical conduct of a sexual nature
  Retaliation: negative employment action taken against an employee making a claim of harassment or assisting in an investigation

If you believe you have experienced or observed illegal harassment you should immediately contact your manager or Human Resources. Any manager who receives information about alleged harassment or discrimination is required to immediately report it to Human Resources.

The facts and circumstances of any claim will be fully investigated by Human Resources so that appropriate corrective action can be taken. Any employee who is determined by TeleHealthCare to have engaged in the harassment of another individual will be subject to severe discipline, up to and including termination.

Information Resources and Electronic Communications

TeleHealthCare’s information resources, including email, computers, phones and fax/copy machines, are TeleHealthCare property and intended for TeleHealthCare-related business use. While TeleHealthCare understands that employees may sometimes use such resources for personal interests, such use should be limited and consistent with the other policies outlined in this Code. Personal messages via email and voice mail may be sent, but should be minimized and brief. You may not, however, send messages that may be perceived as obscene, harassing or threatening. Misuse of TeleHealthCare’s communications systems is considered misconduct and may result in disciplinary action up to and including termination.

TeleHealthCare reserves the right to examine, use, copy and/or delete user files or other information consistent with TeleHealthCare’s business interests and applicable law. Because all email and voice mail stored in TeleHealthCare’s equipment is considered company property, TeleHealthCare may periodically check usage to correct network problems, confirm proper use and establish security. Therefore, you should not have any expectation of personal privacy for messages that you send, receive or store on these systems. Accessing the email or voice mail of any employee by another employee is strictly prohibited without their consent. If there is a legitimate business reason to access the email or voice mail of another employee, please present your request to your manager who will seek approval through senior management. Only the IT Department, or designees, may access the email or voicemail of another employee.

Environmental Compliance and Safety

TeleHealthCare is committed to environmental responsibility. The Company will comply with all federal, state and local regulations relating to the protection of the environment in the conduct of its business. It is the responsibility of all of our employees to ensure that their activities strictly adhere to applicable laws, regulations, and permit requirements, as well as to all Company policies and procedures on environmental protection. In addition, employees must report all circumstances in which regulated materials or wastes are improperly discharged, treated, or transported. Environmental misconduct, even if totally unintentional, carries severe penalties and could result in criminal prosecution of employees involved and the Company.

TeleHealthCare strives to provide a safe and healthy workplace for our employees and to conduct operations with minimal environmental impact. It is the responsibility of associates at each TeleHealthCare site to comply with all applicable local regulations. Each site must also comply with the corporate Environmental Health & Safety manual and its requirements.

Avoiding Conflicts of Interest

Employees are expected to make or participate in business decisions in the course of their employment with TeleHealthCare based on the best interests of the company as a whole, and not based on personal relationships or benefits. We have no desire to infringe on the personal lives of our employees and respect the right of our employees to manage their own affairs. However, conflicts of interest can compromise employees’ business ethics.

At TeleHealthCare, a conflict of interest is any activity that is inconsistent with or opposed to TeleHealthCare’s interests, or gives the appearance of impropriety. A conflict of interest arises whenever an employee has an interest in any business or property or an obligation to any person that might affect the employee's fulfillment of responsibilities to TeleHealthCare. An example of a conflict of interest is any opportunity for personal gain by an employee arising as a result of employment with TeleHealthCare but apart from the normal compensation provided by the Company, such as the receipt of a commission from a supplier for getting them business from TeleHealthCare.

Our employees must avoid situations or relationships where their personal interests could conflict, or reasonably appear to conflict, with the interests of the Company. While an activity constituting an actual conflict of interest is never acceptable, you must avoid activity involving even the appearance of such a conflict. In addition, you may not circumvent this policy by using other people to indirectly do what you are prohibited from doing yourself.

While it is difficult to list all of the various ways in which a conflict can arise, they often involve one or more of the following issues:

➢	Outside board memberships
➢	Outside business interests
➢	Outside investments
➢	Outside employment
➢	Business relationships with friends or relatives

Set forth below is specific guidance for some areas of potential conflict of interest that require special attention. These are merely examples. Ultimately, it is the responsibility of each individual to assess each situation. Employees are urged to discuss any potential conflicts of interest with their manager, Human Resources, or the Code of Conduct Officer.

Employees are expected to disclose to their supervisors any situations that may involve inappropriate or improper conflicts of interests affecting them personally or affecting other employees or those with whom we do business.

Certain activities may be authorized if approved in advance by an appropriate level of TeleHealthCare management. Prior to engaging in an activity that constitutes a potential conflict of interest, you must disclose the situation in writing and obtain written approval. You should disclose the matter to your manager, who will review the matter with Human Resources, and if necessary the Code of Conduct Officer, and respond with TeleHealthCare’s approval or denial in writing. Waivers of conflicts of interest involving TeleHealthCare’s directors and executive officers require the approval of the Audit Committee of the Board of Directors.

Outside Board Memberships

As a rule, it is a conflict of interest to serve as a director or as a member of an Advisory Board (AB) of any current or likely competitor of TeleHealthCare. Although you may serve as a director or AB member of a company supplier, customer or other business partner, our policy requires that you first obtain approval from Human Resources before accepting such a position. Approval may be subject to conditions. Approval is likely to be denied where the TeleHealthCare employee either directly or indirectly has responsibility to affect or implement TeleHealthCare’s business relationship with the other company. Any compensation that you receive as a director or AB member should be commensurate to your responsibilities. Generally, however, employees may not receive any form of compensation for service on a board of directors of a company if the service is at the request of the company or in connection with TeleHealthCare’s investment in that company, or the directorship is in connection with a TeleHealthCare relationship.

TeleHealthCare employees should recognize outside board memberships as an opportunity to provide expertise and to broaden their experience. However, they should never place you in a position where another company expects to use an employee’s board membership as a way to influence TeleHealthCare decisions or to obtain access to TeleHealthCare confidential information.

TeleHealthCare may periodically conduct an inquiry to determine the status of employee membership on outside boards and may rescind prior approvals in order to avoid a conflict of interest or for any reason deemed to be in the best interests of the Company.

Outside Business Interests and Corporate Opportunities

Employees should avoid any outside financial interests that might influence their decisions or actions on behalf of the Company.

TeleHealthCare employees will occasionally find themselves in a position to invest in TeleHealthCare partners or customers. TeleHealthCare policy prohibits personal investments in any TeleHealthCare customer, supplier or competitor without disclosure to the Code of Conduct Officer and approval by senior management (who may require approval from the Board of Directors). In cases where the investment may cause divided loyalty or the perception of conflict of interest, approval is likely to be denied. (Note: this restriction does not apply to holdings of one percent or less of the stock or other securities of a corporation whose shares are publicly traded, provided that the investment is not so large financially either in absolute dollars or percentage of the individual’s total investment portfolio that it creates the appearance of a conflict of interest.) In addition, as a TeleHealthCare employee, you may not make investments based on your access to customer/supplier confidential information.

If an investment is made and/or approval is granted, and an employee subsequently finds himself in a potentially conflicted position, the employee should disclose his conflict of interest to all involved and recuse himself from any involvement with the relationship until divested of the investment.

Employees are also responsible for advancing the company’s legitimate interests when the opportunity arises. Employees are prohibited from taking personal opportunities that are discovered through the use of corporate property, information or position, using corporate property, information or position for personal gain, or competing with TeleHealthCare.

Outside Employment and Activities

Although TeleHealthCare does not prohibit all outside employment, TeleHealthCare’s employees may not accept outside employment or consulting positions or engage in outside activities that would have a negative impact on the performance of their job, conflict with their obligations to TeleHealthCare, or in any way negatively affect the Company’s reputation. Examples of prohibited employment include, but are not limited to:

  Performing work for a customer or supplier unless prior written approval of the Code of Conduct Officer is obtained.
  Performing work for any company that is a TeleHealthCare competitor.
  Engaging in services or selling products that directly compete with TeleHealthCare services or products.
  Engaging in activities that support or promote a competitor’s products or services.
  Engaging in outside employment that uses your time at TeleHealthCare or the resources of the Company.

TeleHealthCare employees may also be requested to speak at outside events. Speaking at events, when it is in TeleHealthCare’s best interests, is considered part of an employee’s normal job responsibilities. Because employees may spend work time preparing for, attending and delivering presentations approved by management and are therefore already compensated for their efforts, employees should not request or negotiate a fee from the organization sponsoring the speech. An unsolicited fee may be accepted with written authorization from the Code of Conduct Officer, or alternatively, a fee can be requested and accepted provided it is accepted on TeleHealthCare’s behalf or donated to a non-profit charitable organization on TeleHealthCare’s behalf.

Receiving Gifts or Gratuities

Our employees and members of their families must not accept gifts of money under any circumstances, nor may they solicit non-monetary gifts, gratuities or any other personal benefits or favors from our vendors, customers or competitors. Employees and members of their immediate families may accept unsolicited, non-monetary gratuities of the following nature from a business, firm or individual doing or seeking to do business with TeleHealthCare:

  Gifts of nominal value, or gifts of an advertising or promotional nature (such as inexpensive novelties).
  Reasonable business meals and entertainment.

The foregoing exceptions should be infrequent, consistent with accepted business practice and for the express purpose of furthering a business relationship.

In rare circumstances, gifts of more than nominal value may be accepted on behalf of TeleHealthCare (not an individual) with the approval your supervisor if protocol, courtesy, or other special circumstances require. However, all such gifts must be turned over to Human Resources for appropriate disposition.

TeleHealthCare's personnel should courteously decline or return any kind of gift, favor, or offer of an excessive value which violates this Code and inform the offeror of our policy.

Giving Gifts or Gratuities

TeleHealthCare prohibits giving monetary or other compensation to people employed by TeleHealthCare customers or vendors. Advertising novelties, nominal gifts or entertainment may only be given to customers and vendors at TeleHealthCare’s expense if:

  They are consistent with accepted business practice,
  They are of nominal value and cannot be construed as a bribe or payoff, and
  They do not violate any law, government regulation or generally accepted ethical standards, including state and federal procurement laws and regulations and the U.S. Foreign Corrupt Practices Act, discussed later in this Code.

In all cases, the exchange of gifts must be conducted so there is no appearance of impropriety and public disclosure would not embarrass TeleHealthCare.

Personal Financial Transactions and Loans

TeleHealthCare executive officers and other employees in management or supervisory positions should not engage in financial transactions with employees in the form of substantive loans, whether or not that employee is under the direct leadership of that supervisor. TeleHealthCare executive officers and other employees in management or supervisory positions are also prohibited from accepting loans from employees.

From time to time, certain departments may ask for voluntary contributions from employees for such events as weddings and birthdays. While the Company does not discourage this type of activity, no employee should feel that he/she is compelled to contribute. Should an employee feel that he/she is being coerced into participating in any such fund raising, he/she should immediately bring it to the attention of Human Resources or the Code of Conduct Officer or report it anonymously via the Ethics Hotline.

Loans to or guarantees of obligations of loans by TeleHealthCare are not permitted to any member of our Board of Directors or any TeleHealthCare executive officer. If a transaction could in any way be construed as a loan or guarantee to one of these individuals, contact the Code of Conduct Officer for advice before proceeding.

Related Party Transactions

You should avoid conducting company business with a relative or significant other, or with a business in which a relative or significant other is associated in any significant role. If such a related party transaction is unavoidable, you must fully disclose the nature of the related party transaction to your manager. If the relationship is determined to be material by your manager, the question should be reviewed by the Code of Conduct Officer and approved in writing in advance of such related party transaction. All related party transactions dealing with parties related to an executive officer or member of our Board of Directors must be pre-approved by the Audit Committee of the Board of Directors. Any dealings with a related party must be conducted in such a way that no preferential treatment is given.

Working with Relatives

Supervisory relationships with family members or significant others present special workplace problems, including a conflict of interest, or at least the appearance of conflict. TeleHealthCare discourages the employment of relatives and significant others within the same department and prohibits the employment of such individuals in positions with a direct reporting relationship or where significant influence over personnel decisions resides in one employee. If such a relationship exists or occurs, or if a question arises about whether a relationship is covered by this policy, the employee must report it in writing to his supervisor and Human Resources. Human Resources has the ultimate responsibility for determining the applicability of this policy.

Willful withholding of information regarding a prohibited relationship/reporting arrangement may be subject to corrective action, up to and including termination. If a prohibited relationship exists or develops between two employees, the employee in the senior position must bring it to the attention of his/her supervisor and Human Resources. Reassignment may be an option.

Other Possible Conflicts of Interest

Because other conflicts of interest may arise, it would be impractical to attempt to list all possible situations. If a proposed transaction or situation raises any questions or doubts in your mind, you should consult your manager.

Handling and Protecting Confidential Information

Proprietary/Confidential Information of TeleHealthCare

During your employment with TeleHealthCare, you will have access to various forms of proprietary and confidential information regarding TeleHealthCare. Any information concerning TeleHealthCare, its products or its business that is not generally available to others is confidential. Most of TeleHealthCare’s technology and much of our other know-how and experience are protected as trade secrets. Such trade secrets are valuable assets. The improper disclosure of proprietary or confidential information could significantly impact TeleHealthCare’s competitive position and waste valuable company assets. In addition to constituting a violation of TeleHealthCare policy, failure to observe this duty of confidentiality may additionally result in a conflict of interest or a violation of securities, antitrust, or employment laws and would be a violation of the agreement you signed when you joined TeleHealthCare to protect and hold confidential TeleHealthCare’s proprietary information.

Every employee must safeguard confidential information and prevent unauthorized disclosure and make sure that all authorized disclosures are made in accordance with TeleHealthCare’s policies on control of confidential information. If you determine with your manager that disclosure of confidential information is necessary, you must then contact senior management to ensure that an appropriate written Nondisclosure Agreement (NDA) or other appropriate contract is signed prior to disclosure. If not previously signed, you must have a TeleHealthCare standard NDA executed by the third party and an appropriate TeleHealthCare signatory (refer to TeleHealthCare’s signature policy). You may not sign a third party’s NDA or accept changes to TeleHealthCare’s standard NDAs without review and approval by the President or CEO. No financial information may be disclosed about TeleHealthCare without the prior approval of the Chief Financial Officer. In addition, all employees should ensure that all disclosures of TeleHealthCare proprietary and confidential information meet the requirements set forth in TeleHealthCare’s policies on control of confidential information regarding identification, classification, labeling, handling and destruction of confidential information.

The obligation to maintain the confidentiality of proprietary information continues even after your employment terminates. Likewise, TeleHealthCare requires new employees to honor any continuing confidentiality obligations that they may have with previous employers.

Disclosure of Inventions

Any work developed by employees or contractors within the scope of their employment with or services to TeleHealthCare belongs to TeleHealthCare.

Confidential Information of Employees

Selected human resource and personnel information must be kept strictly confidential and used only for the purpose for which it is intended. Managers and other employees with access to an employee’s personal information are responsible for limiting access to that information to only those individuals with a legitimate business need to know. Please contact Human Resources for more specific guidance or for questions.

Confidential Information of Third Parties

In addition to protecting our own trade secrets, it is our policy to respect the trade secrets of others. Confidential information may be received from other companies or individuals in the course of TeleHealthCare’s business. Confidential information should only be received under the auspices of a written agreement. Confidential information of a third party must be disclosed only to those TeleHealthCare employees who need access to such information to perform their jobs for TeleHealthCare and must not be disclosed to anyone outside of TeleHealthCare without specific authorization. Unauthorized disclosures, including theft and misappropriation, may result in a loss of the value of the trade secrets and may constitute a crime or amount to a breach of contract. Finally, confidential information of a third party must not be used or copied by any TeleHealthCare employee, except as permitted by the third-party owner.

Unsolicited third party confidential information should be refused. If inadvertently received by a TeleHealthCare employee, confidential information should be returned unopened to the third party or transferred to the Code of Conduct Officer for appropriate disposition. If a TeleHealthCare employee is furnished with information or becomes aware of information which may have been misappropriated from another party, the employee must immediately contact the Code of Conduct Officer.

Legal Requests for Disclosure

TeleHealthCare’s employees, agents and contractors must consult with the Code of Conduct Officer in connection with any legal inquiries, lawsuits and legally related investigations and requests for information, documents or interviews. All government requests for information, documents or investigative interviews must also be referred to the Code of Conduct Officer.

Insider Information

Until released to the public, material information concerning our business, including its plans (present and future), financial performance, financial schedules, successes or failures, is considered "inside" information and, therefore, confidential. Inside information is "material" if it would likely affect a reasonable person's decision to buy, sell, or hold a company's securities. It includes any information that could reasonably affect the price of a security. Material non-public information may be positive or negative in nature.

All material non-public information concerning our business belongs to the Company, and all employees have a duty to exercise due care to maintain the integrity of such information. Our policy precludes the unauthorized disclosure of such information or use of such information for personal benefit. Any employee who uses such information for personal benefit or discloses it to others outside the Company violates his/her duty to our Company.

Once a public announcement has been made of material information, employees should wait until the second business day after the announcement before engaging in any transactions in our stock.

The prohibition on the use of inside information applies not only to knowledgeable Board members and officers, but also non-management employees and persons outside the Company (spouses, parents, friends, children, brokers, etc.) who have acquired the information directly or indirectly from us. The Board of Directors and officers are subject to more restrictions on the trading of stock. Any questions regarding insider trading should be directed to the Insider Trading Compliance Officer.

Third-Party Copyrighted Material

An appropriate license must be obtained prior to using any third-party copyrighted material. It is against company policy for any employee to copy, reproduce, scan, digitize, broadcast or modify third-party copyrighted material when preparing TeleHealthCare products or promotional materials, unless written permission has been obtained. It is also against company policy for TeleHealthCare employees to use the company’s facilities for the purpose of making or distributing unauthorized copies of third-party copyrighted materials for personal use or for use by others.

Communications with Media and Financial Analyst Community

TeleHealthCare has established specific policies regarding communicating information to the media and information analyst community. In particular, company policy prohibits any unauthorized communications with outside parties, including analysts and the media, concerning TeleHealthCare’s financial performance. If you are contacted by the media or financial analysts requesting this type of information, you should decline to comment and refer the inquiry to Corporate Communications/Investor Relations.

Document Retention and Destruction

TeleHealthCare maintains records management policies for the retention, protection and disposition of company records to fulfill legal requirements as well as to increase operational efficiency and reduce our internal and external storage costs. Proper control of records helps to minimize litigation cost, fines imposed on the company and potential criminal prosecution of employees. Retention and disposition of TeleHealthCare business records should be carried out in the normal course of business in accordance with our Document Retention Policy. If you have any questions, you should first review the Document Retention Policy before contacting your manager.

Accurate Business Communications and Records

TeleHealthCare is committed to full, fair, accurate, timely and understandable disclosure in reports and documents filed with the Securities and Exchange Commission (SEC) and in other public communications. To provide an accurate and auditable record of all financial transactions, TeleHealthCare’s books, records, and accounts must be maintained in conformity with generally accepted accounting principles and the standards established by applicable laws and regulations.

Maintaining accurate and reliable business records is not only required by law, it is also of critical importance to the Company’s decision-making process and to the proper discharge of its financial, legal, and reporting obligations. All business records, expense accounts, vouchers, bills, payroll documents, service records, reports to government agencies and other reports, books, and records of TeleHealthCare must be prepared with care and honesty. False or intentionally misleading entries in such reports are illegal and are not permitted. Further, the Company specifically requires that:

➢	All payments made on TeleHealthCare’s behalf must be fully and accurately described in the supporting documentation.
➢	No payment may be approved or made with the intention or understanding that it is to be used for any purpose other than that described by the document supporting the payment.
➢	No access to TeleHealthCare’s funds or assets will be allowed without proper authority.
➢	No fund or account may be established for a purpose that is not accurately described on the Company's books and records.
➢	The accounting requirements of each country in which TeleHealthCare conducts business must be complied with.
➢	All expense reporting must be documented in an accurate manner and include all required signature approvals.

TeleHealthCare has established accounting procedures and internal control procedures to ensure that financial transactions are accurately recorded. Strict compliance with these procedures is required at all times.

Our Relationship with Customers, Business Partners and Suppliers

Free and Fair Competition

The U.S. and most of the countries where we do business have laws designed to encourage and enforce free and fair competition. For example, the U.S. has antitrust laws and the European Union has fair competition laws. TeleHealthCare is committed to obeying both the letter and spirit of these laws. We expect our employees to fully comply with all applicable antitrust and fair competition laws while engaged in activities on behalf of the Company.

Competitors

Antitrust or fair competition laws generally prohibit any activities that may restrain free trade. Agreements, written or oral, with competitors to do the following activities are strictly prohibited:

➢	Set prices and price-related terms and conditions (such as credit terms and discounts).
➢	Divide or allocate markets, territories or customers.
➢	Limit or restrict the development or production of products.
➢	Refuse to deal with, or boycott, particular customers or suppliers.

Collusion among competitors is illegal, and the consequences of a violation are severe. As a rule, contracts with competitors should be limited and should always avoid subjects such as prices or other terms and conditions of sale, customers and suppliers. In some cases, legitimate joint ventures with competitors may permit exceptions to these rules, as may purchases from or sales to competitors on non-competitive products. However, senior management must review all such proposed ventures in advance. Participating with competitors in a trade association or in a standards creation body is acceptable when the association has been properly established, has a legitimate purpose and limits its activities to that purpose. You must avoid any discussion and must not enter into any agreements that may violate antitrust laws or give the perception of conflict of interest, even when brought up in a casual conversation.

Finally, employees, agents or contractors of TeleHealthCare may not knowingly make false or misleading statements regarding its competitors or the products of its competitors. You should sell on the basis of TeleHealthCare’s capabilities and benefits to the customer and follow these guidelines when discussing a competitor or its products:

➢	Avoid disparaging remarks about a TeleHealthCare competitor.
➢	Avoid commenting on negative publicity about a TeleHealthCare competitor.
➢	Avoid remarks based on rumor or other non-factual, unconfirmed data.

Distributors, Resellers and Customers

Antitrust and fair competition laws also often regulate a company’s relationships with its distributors, resellers and customers. The U.S. antitrust laws generally require that competing customers be treated fairly. For example, selling products of like grade and quality to competing customers at different prices during the same time period is generally prohibited except that a price difference may be permissible if the lower price was given in good faith to meet a competitor's price or the difference between the prices can be cost-justified or justified by the receipt of a valuable right, such as a release of liability. Likewise, promotional payments, services, and facilities (such as advertising displays) extended to one reseller must generally be made available on proportionately equal terms to all other resellers for the same product if those other customers are in competition with the recipient of the promotional assistance.

Antitrust and fair competitions laws generally address the following activities with distributors, resellers and/or customers:

  Requiring resellers to maintain particular resale prices.
  Discrimination based on prices, price-related terms and conditions, or promotional services provided to resellers where the effect of such discrimination would impact competition between the resellers (certain exceptions may apply where it is necessary to meet prices offered by the competition).
  Agreeing with customers regarding the selection of other customers or the termination of customers.
  Restricting distributors or resellers from carrying competing products.
  Under certain circumstances, requiring a customer to purchase one product in order to be eligible to purchase another product.

Antitrust and fair competition laws around the world are complex and therefore TeleHealthCare sales and marketing employees must involve the senior management, and if necessary local counsel, before establishing pricing and contractual policies or deviating from existing policies. All employees should have a basic knowledge of these laws and should involve the Code of Conduct Officer early on when questionable situations arise.

Supplier Selection and Relationships

When choosing a supplier, you should follow TeleHealthCare’s Supplier Selection and Evaluation Procedure. TeleHealthCare is under no obligation to deal with all potential suppliers or award business to a supplier based solely on lowest price. However, employees should make decisions based on merits. You must avoid decisions that are based on, or give the impression of, unwarranted favoritism. You should consider quality, experience, reputation, technology, service and cost. You should give each bid equal and fair consideration before you make your decision.

TeleHealthCare is an equal opportunity employer and encourages small and minority-owned businesses to become qualified and submit quotations to do business with TeleHealthCare. You should promote this practice in your job.

In general, use of TeleHealthCare’s name and logo by a supplier is not permitted. Any use of TeleHealthCare’s name as an endorsement is not permitted unless a written approval is obtained from Corporate Communications.

Exchanging Confidential Information

In the course of doing business with a supplier or customer, you may have to exchange company confidential information. Do not give or accept confidential information until both parties have signed a Nondisclosure Agreement. See “Handling and Protecting Confidential Information” above.

Interacting with Communities and Governments

Compliance with Export Control Laws

Although TeleHealthCare’s business does not generally involve the export of products, TeleHealthCare, like all US parties, may send materials or ship items abroad for various reasons. Compliance with U.S. export laws and the trade regulations of other countries is the unequivocal policy of TeleHealthCare and the responsibility of all TeleHealthCare employees. No TeleHealthCare employee shall effect a transaction in violation of such laws. The United States has strict export controls against countries that the U.S. government considers unfriendly or as supporting terrorism. These regulations are complex and apply both to exports from the United States and to exports of items from other countries when those items contain U.S. origin components or technology. Since these regulations are complicated and may periodically change, advice on specific transactions should be obtained from senior management who may consult legal counsel.

Customs Compliance for International Shipping

TeleHealthCare’s policy is to comply fully with customs laws, regulations and policies in all countries where TeleHealthCare does business. Accurate customs information on shipping documents is required for all international shipments. Employees should not initiate international shipping documents outside approved shipping systems or the shipping department.

Anti-Corruption Laws and Bribery

The Foreign Corrupt Practices Act (FCPA) and other laws prohibit a corporation and its employees and agents from directly or indirectly paying, or promising or offering to pay any money, gift or anything of value to any foreign governmental employee/official, foreign political party (or official thereof) or any candidate for foreign political office with the purpose of unlawfully influencing such person to make a decision that would favor TeleHealthCare business. The FCPA applies to TeleHealthCare, and it is company policy that TeleHealthCare employees worldwide comply with the FCPA provisions. In addition to compliance with the FCPA, it is TeleHealthCare policy that no improper or unethical payments to government officials worldwide shall be made.

The above prohibition also applies where TeleHealthCare has knowledge of any such payment made by an agent, partner, reseller or third party on TeleHealthCare’s behalf. To ensure compliance with the FCPA by all agents who act on behalf of TeleHealthCare with government officials, you must review and follow any procedures established by TeleHealthCare for hiring agents and representatives before hiring any third party that will act or appear to act on TeleHealthCare’s behalf in the promotion of business to government agencies or government companies outside the United States.

Note that the FCPA and other anti-corruption laws provide exceptions for certain minor payments permissible under local law for the purpose of facilitating routine, non-discretionary acts or services, such as payments for processing governmental papers, telephone service or obtaining adequate police protection. While Company policy does not prohibit such payments if allowed by local law, in cases where facilitating payments may be involved, employees must seek advice and approval in advance from their immediate supervisor and the Code of Conduct Officer. Any such facilitating payments must be properly accounted for in the Company's records.

In addition to the anti-bribery provisions, the FCPA has separate accounting standards that require that proper controls be in place to ensure the lawful use of TeleHealthCare assets. Pursuant to the FCPA accounting standards, no payment shall be made, or other transaction entered into, on behalf of TeleHealthCare without proper management approval. Likewise, TeleHealthCare funds, assets or services cannot be used for any purpose that is unlawful under the laws of the United States, any state thereof, or any jurisdiction (foreign or domestic). Complete and accurate records should be maintained of all transactions, including transactions that relate in any way, directly or indirectly, to a foreign government official. Additionally, no undisclosed or unrecorded funds or assets of TeleHealthCare shall be established for any purpose, and no false or artificial entries shall be made in any TeleHealthCare books or records for any reason. All employees must comply strictly with the accounting standards of the FCPA.

Finally, because it is illegal in almost all jurisdictions for a government official to receive personal payments as a result of their official duties, no contract or other agreement may be concluded between TeleHealthCare, or any affiliate of TeleHealthCare, and any business in which a government official is known to have an interest without the prior approval of the Code of Conduct Officer.

Any employee having information or knowledge of any unrecorded fund or asset transfer, or any violation of the FCPA, should immediately report that matter to the Code of Conduct Officer.

Relationships with Government Personnel

We require our employees, officers, and directors, as well as consultants, agents and other representatives adhere to the highest ethical standards of conduct when dealing with government personnel. The Company's dealings with federal, state, and local government officials must not only comply with the letter and spirit of all applicable laws and regulations, they must be free from even the appearance of impropriety. To ensure compliance with such laws, the Code of Conduct Officer must be contacted prior to any interactions with government officials that are not routine – a routine procedure or law applies to all companies or persons the same way under the law.

Gratuities and Gifts

Almost all governmental jurisdictions impose some kind of limit on the value of gifts that officials may receive and require disclosure of gifts above a certain threshold. Gifts typically include meals, beverages, travel and related expenses, honoraria, and tickets to entertainment or sporting events. The laws on gifts vary considerably depending upon the jurisdiction of the official who is the recipient of the gift. In any case, a gift or promise of anything of value to a government official or employee in the hope of obtaining favorable action is prohibited by company policy and by the laws of most jurisdictions. In addition, federal agencies and organizations have strict regulations which generally forbid federal officials and employees from asking for or accepting gifts from any person or company that is regulated by or does business with their agency or that are given for or because of their status as a federal official or employee.

TeleHealthCare's employees, officers, and directors, as well as its consultants, lobbyists, agents, and other representatives must obey the law and respect the policies of federal government agencies and organizations with which TeleHealthCare does business. As a general rule, giving anything of value to a federal official or employee is strictly prohibited. In those limited situations where federal law and the particular federal agency's or organization's rules permit its employees or officials to receive certain types of gifts, no gift may be offered or given without prior approval of an executive officer of the Company. The Company will not tolerate the giving of bribes, illegal gratuities, or improper gifts in any form to government personnel. Any employee who becomes aware of any such conduct should immediately report it to the Code of Conduct Officer.

If any TeleHealthCare employee is asked by a government official or employee for a gift of any kind (including gifts of services), he/she she must courteously decline and immediately report the request to his/her supervisor or the Code of Conduct Officer.

Political Activities and Campaign Contributions

TeleHealthCare may not use its funds or assets for political contributions worldwide without the prior authorization by the Board of Directors, who will consult with outside counsel and local counsel to clear any proposed political contributions using TeleHealthCare assets. No TeleHealthCare funds or assets may be contributed to any candidate for federal office or their committees, or to political action committees (PAC) supporting or opposing federal candidates.

The following are examples of political activities that are prohibited in connection with federal election:

➢	Political contributions by an employee that are reimbursed by the Company through expense accounts or in other ways.
➢	Contributions in kind, such as lending employees to political parties, using Company facilities or Company-provided transportation to support political campaigns, or performing services for political committees, campaigns, or candidates on Company time.
➢	Indirect contributions by the Company through suppliers, customers, or agents.

TeleHealthCare offices must obtain approval prior to the visits of government officials or political candidates to their locations to ensure that such visits do not constitute political contributions. Employees who have used TeleHealthCare funds to make campaign contributions without obtaining the required approval in advance may be required to reimburse TeleHealthCare for such expenses and will be subject to appropriate disciplinary action.

This policy is not intended to discourage or prevent TeleHealthCare employees from engaging in political activities on their own time and at their own expense, or from making personal contributions to political candidates, political parties or PACs, or from expressing their personal views on legislative or political matters. However, it is improper for an employee to use his/her position within the Company to coerce political contributions from other employees for the purpose of supporting a political candidate, political party or PAC. Employees may make direct contributions of their own money, but such contributions are not reimbursable by TeleHealthCare.

Special Obligations For Employees With Financial Reporting Responsibilities

As a public company it is of critical importance that TeleHealthCare’s filings with the SEC be accurate and timely. Depending on their position, employees may be requested to provide information and certifications to assure that the Company’s public reports are complete, fair and understandable. TeleHealthCare expects all of its personnel to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements.

The President and Chief Executive Officer and the Finance Department bear a special responsibility for promoting integrity throughout the organization. The Chief Executive Officer and Finance Department personnel have a special role both to adhere to these principles themselves and also to ensure that a culture exists throughout the organization as a whole that ensures the fair and timely reporting of TeleHealthCare’s financial results and condition.

Because of this special role, the President and Chief Executive Officer and all members of TeleHealthCare’s Finance Department are bound by the following Financial Officer Code of Ethics, and by accepting this Code, each agrees that he or she will, to the best of his/her knowledge and ability:

➢	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.
➢	Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that TeleHealthCare files with, or submits to, governmental agencies and in other public communications.
➢	Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.
➢	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.
➢	Respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of one’s work will not be used for personal advantage.
➢	Maintain skills and knowledge of one’s profession and important and relevant to TeleHealthCare’s needs and share these with others as appropriate.
➢	Proactively promote and be an example of ethical behavior in one’s staff, one’s peers and throughout the company.
➢	Achieve responsible use of and control over all assets and resources employed or entrusted to him/her.
➢	Promptly report to the Chairman of the Audit Committee any conduct that the individual believes to be a violation of law or business ethics or of any provision of this Financial Officer Code of Ethics, including any transaction or relationship that reasonably could be expected to give rise to such a violation.

Violations of this Financial Officer Code of Ethics, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may result in personnel action, up to an including termination of employment. If you believe that a violation of the Financial Officer Code of Ethics has occurred, please contact the Audit Committee of the Board of Directors or the Code of Conduct Officer.

Summary

TeleHealthCare expects employees at all levels to observe and respect the laws and regulations and standards of business conduct that govern the conduct of our business. The Company is committed to designing, applying, and enforcing a corporate compliance program that will assist its employees in achieving this goal.

All employees are expected to read and understand this Code, uphold these standards in day-to-day activities, comply with all applicable policies and procedures, and ensure that all contractors, representatives and agents are aware of, understand and adhere to these standards.

Remember that the provisions of this Code are fully binding on you, without exception, as long as you are a TeleHealthCare employee. This Code is general in nature. There may be additional policies, procedures and rules that relate to employees in general or relate to your site or function and which you are expected to abide by.

Nothing in this Code or other related communications creates or implies an employment contract or term of employment.

Because we continuously review and update our policies and procedures, this Code is subject to modification. This Code supersedes all other such codes, policies, instructions, practices, rules and written or verbal representations to the extent they are inconsistent.

Please sign the acknowledgement form at the end of this Code and return the form to Human Resources indicating that you have received, read, understand and agree to comply with this Code. The signed acknowledgement will be located in your personnel file. Each year you may be asked to sign a new form and attend continued training.

TELEHEALTHCARE GROUP, INC.

CODE OF BUSINESS ETHICS AND CONDUCT

ACKNOWLEDGMENT FORM

I have received the TeleHealthCare Code of Business Ethics and Conduct, carefully read it in its entirety, understand its provisions, and agree to comply with its provisions.

I realize that failure to observe and comply with all the Code's provisions will subject me to disciplinary action, up to and including termination.

I understand that this Code is not a contract of employment and that my compliance with this Code does not confer any right to continue in the service of the Company, or in any way affect my right to terminate employment with the Company.

Employee Date

Acknowledgment received from the above-named employee:

Supervisor or HR Representative Date

TO BE RETAINED IN EMPLOYEE'S PERSONNEL FILE